

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2009

By U.S. Mail and Facsimile to: (508) 520-2454

Edward A. Hjerpe, III
Interim President and Chief Executive Officer
Service Bancorp, Inc.
81 Main Street
Medway, MA 02053

> **Re:** **Service Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 12, 2009**
> **File No. 000-24935**

Dear Mr. Hjerpe:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of any "board book" or similar materials KBW furnished to board members in connection with this transaction. We may have further comments after we review this material.

2. We note references to Strata financial projections. Please provide in the filing any projections that were provided to Middlesex or advise us that no projections were provided to Middlesex.

Summary Term Sheet

Public Stockholders Will Receive....., page 2

3.   Please delete the reference to shares owned by Middlesex. On page 15 you state that
        Middlesex owns no shares.

Required Stockholder Approval, page 3

4.   Here and elsewhere in the proxy statement as necessary, please disclose the consequence
        of the number of shares committed to vote in favor of the proposed transaction pursuant
        to the voting agreements. In addition, please disclose that presence of the shares owned
        by Service MHC will constitute a quorum.

Conditions to Completing the Middlesex Mergers, page 5

5.   Please advise us whether it is accurate that the transaction is conditioned upon each party
        receiving an opinion stating that each of the mergers will qualify as a tax free
        reorganization.

Special Meeting of Stockholders

Vote Required, page 14

6.   Please clearly disclose the aggregate percentage of shares subject to voting agreements.

Voting Agreements, page 15

7.   If accurate, please affirmatively disclose that, unlike the officer and director voting
        agreements, the Service MHC voting agreement may not be terminated if the merger
        agreement is amended to decrease the aggregate merger consideration.

8.   Please delete the first sentence of the last paragraph in this section or attach the MHC
        voting agreement.

Beneficial Ownership Table, page 17

9.   Please be sure to update the table to accurately reflect share ownership as of the date of
        the proxy statement. In this regard we note that two of the 5% holders have recently
        amended their Schedule 13D filings.

Proposal 1 – Approval of the Merger Agreement

Background on Remutualization Transactions, page 19

10.   Please explain why the purchase price to book value in the table on page 21 is inclusive
        of in-the-money options, while it is not included in the discussion above.

Background of the Middlesex Mergers, page 22

11.   Please advise whether Company B was given the opportunity to review Service
        Bancorp's results for the quarter ended September 30, 2008 when they were completed.
        If not, please disclose why the board of directors made this determination.

Opinion of Service Bancorp's Financial Advisor, page 28

12.   In the first paragraph you state that KBW was retained to evaluate strategic alternatives.
        Please reconcile this statement with the statement contained in the "Background of the
        Middlesex Mergers" section of the proxy statement regarding KBW's engagement.

13.   Please describe any material relationship that existed during the past two years between
        KBW and the company. If any, also describe and quantify the amounts paid to KBW for
        work over the past two years.

14.   Please affirmatively state that the 1% closing transaction value fee to be paid to KBW is
        contingent upon success of the proposed transaction. Please quantify the fee.

Participation in Capital Purchase Program, page 43

15.   Please update this section as necessary. Describe whether there is a deadline relating to
        Strata's participation in the CPP.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Michael K. Krebs, Esq.
       Nutter McClennen & Fish LLP
       155 Seaport Boulevard
       Boston, MA 02210